Exhibit 11.1

802 N Washington St

Spokane, WA 99201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post-Qualification Amendment No 1. to the Offering Statement on From 1-A of our audit report dated March 7, 2022, with respect to the balance sheets of Vivos, Inc. as of December 31, 2021 and December 31, 2020, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. Our report relating to those financial statements includes an emphasis of matter paragraph regarding an uncertainty about Vivos, Inc.’s ability to continue as a going concern and a critical audit matter related to the recognition of common stock warrant transactions.

We also consent to the references to us under the heading “Experts” in such Offering Statement

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
September 29, 2022